UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August, 2009

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Second Quarter 2009 Earnings Release Regulated Information August 6, 2009 – 8:00 a.m. CET

DELHAIZE GROUP REPORTS STRONG OPERATING PROFIT INCREASE OF 13.1%

AT IDENTICAL EXCHANGE RATES IN THE SECOND QUARTER OF 2009

Financial Highlights Second Quarter 2009 (at identical exchange rates)

»	Revenue growth of 4.3% (14.3% at actual exchange rates)

»	Comparable store sales growth of 0.2% in the U.S. (2.5% unadjusted for Easter and the 4th of July) and 1.9% in Belgium

»	Operating margin increases from 4.4% to 4.7% (4.8% at actual exchange rates)

»	Operating profit increase of 13.1% (25.8% at actual exchange rates)

Financial Highlights First Half 2009 (at identical exchange rates)

»	Revenue growth of 3.6% (13.8% at actual exchange rates)

»	Operating margin increases from 4.5% to 4.7% (4.8% at actual exchange rates)

»	Operating profit increase of 10.1% (22.9% at actual exchange rates)

Other Highlights

»	Confirmation of 2009 earnings guidance

»	Completion of the tender offer on Alfa-Beta minority shares resulted in a 89.56% interest

»	Publication of Delhaize Group’s second Corporate Responsibility Report

»	CEO Comments

Pierre-Olivier Beckers, President and Chief Executive Officer of Delhaize Group, commented: “In the second quarter of this year, our Group continued to prove its ability to cope with a challenging economic environment. We are particularly satisfied with our continued positive comparable store sales growth despite rapidly decelerating inflation from the second half of the quarter. Achieving this required sharp prices and targeted promotional offers. Sales growth supported by increasing average transaction count, combined with improvements in inventory management, the strength of our private brand program and sustained cost management has resulted in significant margin increases. Delhaize Belgium’s price repositioning efforts resulted in an acceleration of its market share gains.”

“This quarter’s operating expense evolution confirms we continue to be on track with our plans to improve our cost structure by EUR 100 million and to generate EUR 50 million in working capital improvements this year. This significantly enhances our flexibility to reinvest in the growth of our business and support our profitability. While we remain cautious for the rest of the year as a result of the continued economic uncertainty and a stronger base of comparison, our solid performance in the first half of 2009 and our plans for the rest of the year, give us the confidence to confirm our 2009 guidance.”

“Today, we are also publishing our second annual Corporate Responsibility Report. The initiatives and achievements reflected in this report are evidence of the long-lasting commitment of our Group with respect to our products, our people and our planet.”

Delhaize Group – Earnings Release – Second Quarter 2009	1 of 20

» Financial Highlights

Q2 2009(1)				H1 2009(1)
Actual Results	At Actual Rates	At Identical Rates	In millions of EUR, except EPS (in EUR)	Actual Results	At Actual Rates	At Identical Rates
5 088	+14.3%	+4.3%	Revenues	10 177	+13.8%	+3.6%
244	+25.8%	+13.1%	Operating profit	491	+22.9%	+10.1%
4.8%	–	–	Operating margin	4.8%	–	–
196	+33.3%	+19.8%	Profit before taxes and discontinued operations	388	+27.6%	+14.2%
127	+12.5%	+1.8%	Net profit from continuing operations	254	+16.3%	+4.9%
125	+7.6%	-2.8%	Group share in net profit	252	+15.4%	+4.0%
1.26	+7.2%	-3.2%	Basic earnings per share (Group share in net profit)	2.53	+15.0%	+3.6%

(1)

The average exchange rate of the U.S. dollar against the euro strengthened by 14.6% in the second quarter of 2009 (1 EUR = 1.3632 USD) and increased by 14.8% in the first half of 2009 compared to last year.

»	Second Quarter 2009 Income Statement

Revenues

In the second quarter of 2009, Delhaize Group posted revenue growth of 4.3% at identical exchange rates. At actual exchange rates, revenues increased by 14.3% to EUR 5.1 billion due to the strengthening of the U.S. dollar by 14.6% against the euro compared to 2008. Organic revenue growth was 4.1% for the quarter.

Revenue growth in the second quarter of 2009 was mainly driven by:

» a 3.4% increase of U.S. revenues at identical exchange rates supported by comparable store sales growth of 0.2% (2.5% unadjusted for Easter and the 4th of July), new store openings and the timing of Easter and of the 4 th of July that were both included in the second quarter this year, while last year Easter was in the first quarter and the 4th of July was in the third quarter. All three U.S. operating companies recorded an increased average number of transactions;

» a 3.3% increase of Belgian revenues, an acceleration compared to the previous quarters, supported by 1.9% comparable store sales growth;

» the continued solid performance of Alfa-Beta in Greece, resulting in a 11.4% increase in revenues; and

» excellent revenue growth of 30.3% at identical exchange rates in Romania and Indonesia.

Delhaize Group ended the second quarter of 2009 with a sales network of 2 684 stores, representing a net addition of 14 stores for the quarter due to the opening of 22 stores and the closure of eight stores.

Gross margin

Gross margin increased to 25.4% of revenues (24.9% in 2008) mainly as a result of better inventory results at all our major operating companies, lower transportation costs due to the decrease of fuel prices, more targeted price investments at Sweetbay and improved supplier terms in Belgium and Greece, which have more than offset price investments at Food Lion, Hannaford and Delhaize Belgium. Private brand revenues also continued to generate strong gross margin. Additionally, the strengthening of the U.S. dollar increased the weight of the higher U.S. gross margin in the Group total.

Other operating income

Other operating income decreased by 15.9% to EUR 18 million mainly attributable to less recycling income as a result of lower prices for paper and less income from the sale of Cash Fresh stores to independent store owners in Belgium (EUR 0.4 million compared to EUR 2.2 million in the same period in prior year).

Selling, general and administrative expenses

Selling, general and administrative expenses were 20.8% of revenues, a decrease of 12 basis points at actual exchange rates (decrease of 25 basis points at identical exchange rates) as a result of cost savings efforts throughout the Group, partly offset by the annualized impact of last year’s salary indexations on staff costs and higher advertising expenses in Belgium.

Delhaize Group – Earnings Release – Second Quarter 2009	2 of 20

Other operating expenses

Other operating expenses amounted to EUR 6 million in the second quarter of 2009 compared to EUR 4 million last year mainly due to Food Lion store impairment charges and asset write-offs as a result of the regular asset review.

Operating profit

Operating profit increased by 25.8% at actual exchange rates to EUR 244 million (+13.1% at identical exchange rates). Operating margin increased by 44 basis points to a solid 4.8% of revenues mainly as a result of a higher gross margin and lower selling, general and administrative expenses as a percentage of revenues.

Net financial expenses

Net financial expenses amounted to EUR 48 million, an increase of 2.4% compared to last year due to the strengthening of the U.S. dollar.

Effective tax rate

The effective tax rate increased from 22.7% to 34.8% as the second quarter of 2008 was exceptionally impacted by the positive resolution of federal tax matters in the U.S.

Net profit from continuing operations

Net profit from continuing operations increased by 12.5% (+1.8% at identical exchange rates) and amounted to EUR 127 million, or EUR 1.25 basic per share (EUR 1.14 in 2008).

Results from discontinued operations, net of tax

The result from discontinued operations, net of tax, amounted to EUR 0.3 million and included the results from our German operations to be divested later this year when the sale to the German retail group Rewe, announced in July, will be closed.

Net profit

Group share in net profit amounted to EUR 125 million, an increase of 7.6% at actual exchange rates (-2.8% at identical exchange rates) compared to 2008. Per share, basic net profit was EUR 1.26 (EUR 1.17 in 2008) and diluted net profit was EUR 1.24 (EUR 1.14 in 2008).

»	Second Quarter 2009 Cash Flow Statement and Balance Sheet

Net cash provided by operating activities

In the second quarter of 2009, net cash provided by operating activities amounted to EUR 153 million, an increase of 15.0% at actual exchange rates (12.8% at identical exchange rates) compared to 2008 primarily due to higher profit and lower interest payments.

Net cash used in investment activities

Capital expenditures decreased by 30.2% at actual exchange rates (36.6% at identical exchange rates) mainly due to lower store remodeling activity in the U.S., in line with the planned reduction and timing of capital spending.

Business acquisitions mainly include EUR 11 million for the acquisition of Alfa-Beta shares purchased on the open market during the second quarter.

Net cash used in financing activities

During the second quarter of 2009, Delhaize Group paid the remaining EUR 170 million convertible bond and EUR 150 million Eurobond, which matured in April and in May, respectively. This repayment of long-term debt was partly offset by short-term borrowings of EUR 225 million.

Free cash flow

Delhaize Group generated free cash flow of EUR 27 million compared to EUR -26 million last year, mainly as a result of higher cash provided by operating activities and lower capital expenditures.

Net debt

The net debt to equity ratio continued to improve, decreasing to 54.1% compared to 57.3% at the end of 2008. Delhaize Group’s net debt amounted to EUR 2.3 billion at the end of June 2009, a decrease of EUR 124 million compared to EUR 2.4 billion at the end of December 2008 mainly as a result of strong free cash flow generation, partly offset by the payment of the dividend in the second quarter.

Delhaize Group – Earnings Release – Second Quarter 2009	3 of 20

»	First Half 2009 Income Statement

Revenues

In the first half of 2009, Delhaize Group posted revenue growth of 3.6% at identical exchange rates. At actual exchange rates, revenues increased by 13.8% to EUR 10.2 billion due to the strengthening of the U.S. dollar by 14.8% against the euro compared to the first half of 2008. Organic revenue growth amounted to 3.2%.

Revenue growth in the first half of 2009 was the result of:

» a 2.7% increase of U.S. revenues at identical exchange rates driven by comparable store sales growth of 1.3% (1.7% unadjusted for the 4th of July), new store openings and the timing of the 4th of July holiday;

» a 2.7% increase of Belgian revenues;

» a high 11.1% increase in Greek revenues due to the integration of Plus Hellas, new store openings and strong comparable store sales growth; and

» excellent revenue growth of 33.3% at identical exchange rates in Romania and Indonesia.

Gross margin

Gross margin increased to 25.8% of revenues (25.1% in 2008) mainly as a result of better inventory results, the continued support from private brand revenues and lower transportation costs due to the decrease of fuel prices. Additionally, the strengthening of the U.S. dollar increased the weight of the higher U.S. gross margin operations in the Group total.

Other operating income

Other operating income decreased by 15.3% to EUR 35 million mainly attributable to less recycling income as a result of lower prices for paper, and less income related to the sale of Cash Fresh stores in Belgium.

Selling, general and administrative expenses

Selling, general and administrative expenses amounted to 21.2% of revenues, a decrease of 14 basis points at actual rates. At identical exchange rates, selling, general and administrative expenses were stable as cost savings initiatives offset higher health care costs and an increase in the minimum federal wage in the U.S., the annualized impact of last year’s salary indexations on staff costs and higher advertising expenses in Belgium and higher utility expenses as a result of the increase in electricity rates.

Other operating expenses

Other operating expenses amounted to EUR 11 million in the first half of 2009 compared to EUR 6 million last year mainly due to store impairment charges and asset write-offs at Food Lion as a result of the regular asset review.

Operating profit

Operating margin grew from 4.5% last year to 4.8%. Operating profit increased by 22.9% at actual exchange rates to EUR 491 million (+10.1% at identical exchange rates).

Net financial expenses

Net financial expenses amounted to EUR 103 million, an increase of 8.1% compared to last year due to the strengthening of the U.S. dollar.

Effective tax rate

The effective tax rate increased from 28.1% to 34.5% as last year was favorably impacted by the positive resolution of federal tax matters in the U.S.

Net profit from continuing operations

Net profit from continuing operations increased by 16.3% (+4.9% at identical exchange rates) and amounted to EUR 254 million, or EUR 2.51 basic per share (EUR 2.17 in 2008).

Results from discontinued operations, net of tax

The result from discontinued operations, net of tax, amounted to EUR 1 million and included the results from our German operations to be divested later this year when the sale to the German retail group Rewe, announced in July, will be closed.

Net profit

Group share in net profit amounted to EUR 252 million, an increase of 15.4% at actual exchange rates (+4.0% at identical exchange rates) compared to 2008. Per share, basic net profit was EUR 2.53 (EUR 2.20 in 2008) and diluted net profit was EUR 2.48 (EUR 2.14 in 2008).

Delhaize Group – Earnings Release – Second Quarter 2009	4 of 20

»	Segment Reporting

Second Quarter 2009		Revenues			Operating Margin			Operating Profit/(Loss)
	(in millions)	Q2 2009	Q2 2008	2009/2008	Q2 2009		Q2 2008	Q2 2009	Q2 2008	2009/2008
United States	USD	4 813	4 654	+3.4%	5.4%		5.1%	260	236	+10.1%
United States	EUR	3 530	2 975	+18.7%	5.4%		5.1%	191	151	+26.3%
Belgium	EUR	1 135	1 098	+3.3%	4.3%		4.2%	48	46	+5.4%
Greece	EUR	367	330	+11.4%	3.6%		1.0%	13	3	+301.1%
Rest of the World(1)	EUR	56	47	+19.3%	(2.1%	)	1.1%	(1)	–	-313.6%
Corporate	EUR	–	–	N/A	N/A		N/A	(7)	(6)	-7.6%
TOTAL	EUR	5 088	4 450	+14.3%	4.8%		4.4%	244	194	+25.8%

(1)

The segment “Rest of the World” includes Mega Image (Romania) and 51% of Lion Super Indo (Indonesia). Excluding La Fourmi from 2009 results, revenues would have increased by 2.4% and operating margin would have been -1.9%.

First Half 2009		Revenues			Operating Margin			Operating Profit/(Loss)
	(in millions)	H1 2009	H1 2008	2009/2008	H1 2009		H1 2008	H1 2009	H1 2008	2009/2008
United States	USD	9 507	9 256	+2.7%	5.5%		5.2%	526	477	+10.3%
United States	EUR	7 133	6 048	+17.9%	5.5%		5.2%	395	312	+26.6%
Belgium	EUR	2 222	2 163	+2.7%	4.2%		4.0%	92	86	+7.5%
Greece(1)	EUR	713	642	+11.1%	2.7%		2.2%	19	14	+39.0%
Rest of the World(2)	EUR	109	91	+19.7%	(1.4%	)	1.6%	(1)	1	-206.5%
Corporate	EUR	–	–	N/A	N/A		N/A	(14)	(13)	-2.3%
TOTAL	EUR	10 177	8 944	+13.8%	4.8%		4.5%	491	400	+22.9%

(1)

Excluding Plus Hellas from 2008 and 2009 results, revenues would have increased by 6.6%, operating profit would have increased by 3.9%, and operating margin would have been 3.2% in 2009 and 3.3% in 2008.

(2)

The segment “Rest of the World” includes Mega Image (Romania) and 51% of Lion Super Indo (Indonesia). Excluding La Fourmi from 2009 results, revenues would have increased by 2.5% and operating margin would have been -0.8%.

United States

In the second quarter of this year, revenues from our operations in the United States grew by 3.4% to USD 4.8 billion (EUR 3.5 billion). Despite the economic crisis and significantly lower inflation, we realized positive comparable store sales growth of 0.2% (2.5% unadjusted for Easter and the 4th of July). During the first half of 2009, U.S. revenues grew by 2.7% at identical exchange rates.

During the second quarter, food inflation slowed significantly and prudent consumer spending continued. Our important price investments and promotional activity generated an increasing number of transactions, despite the very competitive environment. Additionally, the trend in the average number of items per transaction in our U.S. operating segment improved, although still negative.

At the end of June 2009, Delhaize Group operated 1 587 supermarkets in the U.S. In the second quarter of 2009, Food Lion re-launched 5 stores that were part of the market renewal program in Daytona Beach, Florida. In addition to the market renewals, during the second quarter of this year Food Lion opened three new stores, closed or relocated four stores and remodeled 10 stores. Hannaford opened one store and Sweetbay opened one store as well.

In the second quarter of 2009, operating profit increased by 10.1% to USD 260 million due to a combination of higher gross margin and lower operating expenses as a percentage of revenues. Gross margin increased slightly, mainly due to good inventory management, lower transportation costs as a result of lower fuel prices and more targeted price investments at Sweetbay, partly offset by price investments at Food Lion and Hannaford.

Operating expenses decreased significantly in the second quarter as a percentage of revenues, mainly due to cost savings initiatives at all three U.S. operating companies, the impact of good sales leveraging at Sweetbay and consulting expenses incurred last year related to the data intrusion at Hannaford and Sweetbay. During the first six months of 2009, operating profit of our U.S. businesses increased by 10.3% to USD 526 million.

Belgium

Delhaize Group – Earnings Release – Second Quarter 2009	5 of 20

In the second quarter of 2009, revenues in Belgium increased by 3.3% to EUR 1.1 billion, supported by comparable store sales growth of 1.9% particularly due to a continued increase in average number of transactions. Consumer surveys confirmed the further improvement of the price perception regarding Delhaize Belgium, which was supported in the second quarter by a new wave of price decreases on a substantial number of national and private brand products. Market share continued to increase at an even higher rate than in the first quarter of this year. During the first half of 2009, Delhaize Belgium revenues increased by 2.7%.

During the second quarter, the sales network of Delhaize Belgium grew by seven stores to 789 at the end of June 2009, including 141 company-operated supermarkets, 41 stores in the Grand Duchy of Luxembourg and the four stores in Germany which will be sold to the German retail group Rewe later this year when that sale, announced in July, will be closed.

Also during the second quarter, operating profit increased by 5.4% to EUR 48 million and the operating margin increased to 4.3%. The increase in operating margin compared to the second quarter of last year was due to a strong increase in gross margin resulting from improved negotiations with suppliers, a more favorable product mix and good inventory management. Selling, general and administrative expenses as a percentage of revenues increased slightly due to the annualized impact of last year’ salary indexation on staff costs and higher advertising expenses due to a new campaign. For the first six months of 2009, the operating profit at Delhaize Belgium increased by 7.5% and amounted to EUR 92 million.

Greece

In the second quarter of 2009, revenues in Greece grew by 11.4% to EUR 367 million driven by solid comparable store sales growth and new store openings. Both average transaction count and average number of items per transaction continued to increase, showing increasing customer loyalty to the Alfa-Beta brand. In the first half of 2009, revenues in Greece increased by 11.1%.

During the second quarter, Alfa-Beta’s operating margin grew to 3.6% of revenues due to an increase in private brand revenues, better inventory management and improved supplier terms. Additionally, the comparison with 2008 is positively impacted by the integration of former Plus Hellas stores in the second quarter of 2008 which had a negative effect of EUR 7 million on Alfa-Beta’s operating profit last year. In the first half of 2009, operating profit increased by 39.0% to EUR 19 million.

On May 18, 2009, Delhaize Group launched a tender offer on the outstanding shares of Alfa-Beta. On July 13, 2009, Delhaize Group announced that it had increased its interest in Alfa-Beta by almost 25% and held 89.56% of Alfa-Beta’s outstanding shares.

Rest of the World (Romania and Indonesia)

In the second quarter of 2009, revenues in the Rest of the World segment (Romania and Indonesia) increased by 19.3% (30.3% at identical exchange rates) to EUR 56 million, as a result of the expansion of the store network in both countries (primarily from the acquisition of La Fourmi in Romania last year) and high retail inflation. In the first six months of 2009, revenues grew by 19.7% (33.3% at identical exchange rates).

The Rest of the World segment recorded an operating loss of EUR 1 million in the second quarter of 2009 attributable to Romania as a result of higher staff costs, higher depreciation and amortization as a result of additional capital expenditures in new stores and La Fourmi remodelings, operational foreign exchange losses in Romania and the operating results of the converted La Fourmi stores.

On July 7, 2009, Delhaize Group has completed the acquisition of four Prodas supermarkets in Bucharest, which will further strengthen its position in the Romanian capital.

»	2009 Financial Outlook

On the basis of its strong first half year results and its plans for the remainder of the year, Delhaize Group confirms its full-year guidance as issued on March 12, 2009 and as repeated at the occasion of the announcement of the first quarter 2009 results on May 6, 2009. As already announced at the issuance of our earnings guidance, the expected 2009 profit growth will be mostly generated in the first half of 2009. This is mainly due to lower expected inflation in the second half of 2009, the timing of cost savings initiatives, market renewals and store remodeling activity, the Plus Hellas acquisition as well as the evolution of fuel prices.

Delhaize Group – Earnings Release – Second Quarter 2009	6 of 20

»	2008 Corporate Responsibility Report

Delhaize Group publishes today its second annual Corporate Responsibility report titled “A Healthy Approach to Life”. The report describes how the Group has contributed to the health and well-being of its customers, associates and the communities in which it operates through its activities in three key areas: Products, People and Planet.

One of the major achievements in 2008 in this domain is the development of a Group-wide CR strategy, structured around five focus areas where the Group believes it can make a significant difference. The five focus areas are: food safety, health and wellness, associate development, energy conservation and responsible sourcing. In each of these areas, a set of measurable goals has been defined so that performance can be monitored and progress can be reported in a transparent way. Details of these goals, advances towards achieving them as well as opportunities to strengthen performance, can be found in the report.

The report can be downloaded form our corporate website http://www.delhaizegroup.com and will be available in hard copy later this summer.

»	Conference Call and Webcast

Delhaize Group’s management will comment on the second quarter results during a conference call starting August 6, 2009 at 03.00 pm CET / 09:00 am ET. The conference call can be attended by calling +44 20 7162 0077 (U.K), +32 2 290 14 07 (Belgium) or +1 334 323 62 01 (U.S.), with “Delhaize” as password. The conference call will also be broadcast live over the internet at http://www.delhaizegroup.com. An on-demand replay of the webcast will be available after the conference call at http://www.delhaizegroup.com.

»	Delhaize Group

Delhaize Group is a Belgian international food retailer present in seven countries on three continents. At the end of the second quarter of 2009, Delhaize Group’s sales network consisted of 2 684 stores. In 2008, Delhaize Group posted EUR 19 billion (USD 28 billion) in revenues and EUR 467 million (USD 687 million) in net profit (Group share). At the end of 2008, Delhaize Group employed approximately 141 000 people. Delhaize Group’s stock is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

»	Financial Calendar

• Press release – 2009 third quarter results	November 5, 2009
• Press release – 2009 full year revenues	January 14, 2010
• Press release – 2009 fourth quarter and full year 2009 results	March 11, 2010
• Press release – 2010 first quarter results	May 5, 2010
• Press release – 2010 second quarter results	August 12, 2010

»	Contacts

Guy Elewaut: + 32 2 412 29 48	Amy Shue (U.S. investors): +1 704 633 8250 (ext. 2529)
Geert Verellen: + 32 2 412 83 62	Barbera Hoppenbrouwers (media): + 32 2 412 86 69
Aurélie Bultynck: + 32 2 412 83 61

Delhaize Group – Earnings Release – Second Quarter 2009	7 of 20

DELHAIZE GROUP CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

»	Condensed Consolidated Income Statements (Unaudited)

Q2 2009	Q2 2008	(in millions of EUR)	H1 2009	H1 2008
5 088	4 450	Revenues	10 177	8 944
(3 795)	(3 341)	Cost of sales	(7 555)	(6 699)
1 293	1 109	Gross profit	2 622	2 245
25.4%	24.9%	Gross margin	25.8%	25.1%
18	21	Other operating income	35	42
(1 061)	(932)	Selling, general and administrative expenses	(2 155)	(1 881)
(6)	(4)	Other operating expenses	(11)	(6)
244	194	Operating profit	491	400
4.8%	4.4%	Operating margin	4.8%	4.5%
(56)	(50)	Finance costs	(115)	(102)
8	3	Income from investments	12	6
196	147	Profit before taxes and discontinued operations	388	304
(69)	(34)	Income tax expense	(134)	(86)
127	113	Net profit from continuing operations	254	218
-	3	Result from discontinued operations, net of tax	1	3
127	116	Net profit (before minority interests)	255	221
2	–	Net profit attributable to minority interests	3	3
125	116	Net profit attributable to equity holders of the Group (Group share in net profit)	252	218
		(in EUR, except number of shares)
		Group share in net profit from continuing operations:
1.25	1.14	Basic earnings per share	2.51	2.17
1.24	1.11	Diluted earnings per share	2.47	2.11
		Group share in net profit:
1.26	1.17	Basic earnings per share	2.53	2.20
1.24	1.14	Diluted earnings per share	2.48	2.14
		Weighted average number of shares outstanding:
99 720 650	99 380 550	Basic	99 697 598	99 367 494
101 499 276	103 436 023	Diluted	102 387 754	103 413 011
100 583 284	100 280 507	Shares issued at the end of the quarter	100 583 284	100 280 507
99 785 595	99 421 901	Shares outstanding at the end of the quarter	99 785 595	99 421 901
1.3632	1.5622	Average USD per EUR exchange rate	1.3328	1.5304

Delhaize Group – Earnings Release – Second Quarter 2009	8 of 20

»	Condensed Consolidated Statements of Comprehensive Income (Unaudited)

Q2 2009	Q2 2008	(in millions of EUR)	H1 2009	H1 2008
(22)	–	Gain (loss) on cash flow hedge	(28)	–
13	–	Reclassification adjustment to net profit	16	–
–	–	Tax expense (benefit)	–	–
(9)	–	Gain (loss) on cash flow hedge, net of tax	(12)	–
(4)	(2)	Unrealized gain (loss) on financial assets available for sale	(7)	(1)
–	–	Reclassification adjustment to net profit	–	–
1	–	Tax expense (benefit)	1	–
(3)	(2)	Unrealized gain (loss) on financial assets held for sale, net of tax	(6)	(1)
(225)	3	Exchange gain (loss) on translation of foreign operations	(65)	(211)
–	–	Reclassification adjustment to net profit	–	–
(225)	3	Exchange gain (loss) on translation of foreign operations	(65)	(211)
(237)	1	Other comprehensive income	(83)	(212)
–	–	Attributable to minority interest	–	–
127	116	Net profit of the period	255	221
(110)	117	Total comprehensive income for the period	172	9
2	–	Amount attributable to minority interest	3	3
(112)	117	Amount attributable to equity holders of the Group	169	6

Delhaize Group – Earnings Release – Second Quarter 2009	9 of 20

»	Condensed Consolidated Balance Sheets (Unaudited)

(in millions of EUR)	June 30, 2009	December 31, 2008	June 30, 2008
Assets
Non-current assets	7 283	7 297	6 486
Goodwill	2 636	2 607	2 316
Intangible assets	579	597	518
Property, plant and equipment	3 777	3 832	3 378
Investment property	40	39	39
Financial assets	153	146	130
Derivative instruments	72	57	87
Other non-current assets	26	19	18
Current assets	2 520	2 403	2 165
Inventories	1 351	1 338	1 223
Receivables and other assets	706	707	646
Financial assets	24	35	38
Derivative instruments	–	1	–
Cash and cash equivalents	435	320	258
Assets classified as held for sale	4	2	–
Total assets	9 803	9 700	8 651

Liabilities
Total equity	4 205	4 195	3 540
Shareholders’ equity	4 175	4 143	3 492
Minority interests	30	52	48
Non-current liabilities	3 112	2 918	2 934
Long-term debt	1 924	1 766	1 924
Obligations under finance lease	638	643	559
Deferred tax liabilities	234	215	203
Derivative instruments	30	–	–
Provisions	228	226	197
Other non-current liabilities	58	68	51
Current liabilities	2 486	2 587	2 177
Short-term borrowings	251	152	183
Long-term debt - current portion	44	326	4
Obligations under finance lease	44	44	38
Accounts payable	1 386	1 383	1 349
Derivative instruments	4	–	1
Other current liabilities	752	679	602
Liabilities associated with assets held for sale	5	3	–
Total liabilities and equity	9 803	9 700	8 651
USD per EUR exchange rate	1.4134	1.3917	1.5764

Delhaize Group – Earnings Release – Second Quarter 2009	10 of 20

»	Condensed Consolidated Statements of Cash Flows (Unaudited)

Q2 2009	Q2 2008	(in millions of EUR)	H1 2009	H1 2008
		Operating activities
127	116	Net profit (before minority interests)	255	221
		Adjustments for:
115	100	Depreciation - continuing operations	233	200
15	12	Amortization - continuing operations	29	25
–	1	Depreciation and amortization - discontinued operations	–	1
1	(1)	Impairment - continuing operations	2	(1)
117	77	Income taxes, finance costs and income from investments	237	178
11	9	Other non-cash items	23	18
(39)	(28)	Changes in operating assets and liabilities	(27)	(60)
(83)	(103)	Interest paid	(108)	(135)
3	–	Interest received	5	3
(114)	(50)	Income taxes paid	(126)	(56)
153	133	Net cash provided by operating activities	523	394
		Investing activities
(13)	(64)	Business acquisitions	(38)	(76)
(120)	(172)	Purchase of tangible and intangible assets (capital expenditures)	(199)	(294)
–	1	Sale of tangible and intangible assets	4	3
3	(4)	Net investment in debt securities	(12)	(9)
7	76	Other investing activities	7	7
(123)	(163)	Net cash used in investing activities	(238)	(369)
30	(30)	Cash flow before financing activities	285	25
		Financing activities
(1)	(2)	Exercise of share warrants and stock options	(1)	(2)
–	(3)	Treasury shares purchased	–	(3)
(148)	(113)	Dividends paid (including dividends paid by subsidiaries to minority interests)	(148)	(113)
–	4	Escrow maturities	5	8
(332)	(34)	Borrowings under (repayments of) long-term loans (net of direct financing costs)	(123)	(47)
225	114	Borrowings under (repayments of) short-term loans, net	99	145
–	5	Settlement of derivative instruments	1	5
(256)	(29)	Net cash provided by (used in) financing activities	(167)	(7)
(6)	3	Effect of foreign currency translation	(2)	(9)
(232)	(56)	Net increase (decrease) in cash and cash equivalents	116	9
669	314	Cash and cash equivalents at beginning of period	321 (1)	249
437	258	Cash and cash equivalents at end of period	437 (1)	258

(1)	Including cash and cash equivalents of Delhaize Germany reclassified as assets held for sale: EUR 1 million as of December 31, 2008 and EUR 2 million as of June 30, 2009.

Delhaize Group – Earnings Release – Second Quarter 2009	11 of 20

»	Condensed Consolidated Statements of Changes in Shareholders’ Equity (Unaudited)

(in millions of EUR, except number of shares)	Shareholders’ Equity	Minority Interests	Total Equity
Balances at January 1, 2009	4 143	52	4 195
Other comprehensive income	(83)	-	(83)
Net profit	252	3	255
Total comprehensive income for the period	169	3	172
Dividends declared	(148)	(4)	(152)
Treasury shares sold upon exercise of employee stock options	2	-	2
Excess tax benefit on employee stock options and restricted shares	1	-	1
Tax payment for restricted shares vested	(2)	-	(2)
Share-based compensation expense	10	-	10
Purchase of minority interests	-	(21)	(21)
Balances at June 30, 2009	4 175	30	4 205
Shares issued	100 583 284
Treasury shares	797 689
Shares outstanding	99 785 595

(in millions of EUR, except number of shares)	Shareholders’ Equity	Minority Interests	Total Equity
Balances at January 1, 2008	3 627	49	3 676
Other comprehensive income	(212)	-	(212)
Net profit	218	3	221
Total comprehensive income for the period	6	3	9
Dividends declared	(144)	(4)	(148)
Treasury shares purchased	(3)	-	(3)
Treasury shares sold upon exercise of employee stock options	1	-	1
Tax deficiency on employee stock options and restricted shares	(2)	-	(2)
Tax payment for restricted shares vested	(3)	-	(3)
Share-based compensation expense	10	-	10
Balances at June 30, 2008	3 492	48	3 540
Shares issued	100 280 507
Treasury shares	858 606
Shares outstanding	99 421 901

Delhaize Group – Earnings Release – Second Quarter 2009	12 of 20

» Selected Explanatory Notes (Unaudited)

General information

Delhaize Group is a Belgian international food retailer with operations in seven countries on three continents. The Company’s stock is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

The condensed consolidated financial statements of the Group for the six months period ending June 30, 2009 were authorized for issue by the Board of Directors on August 5, 2009.

Basis of presentation and accounting policies

This report includes the unaudited interim condensed consolidated financial statements which have been prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB), and as adopted by the European Union (EU).

The accounting policies applied in this report are consistent with those applied in the Group’s 2008 consolidated financial statements except for the impact of the adoption of new accounting pronouncements, of which the most important ones for Delhaize Group are described below:

•

IFRS 8 Operating Segments: The Group adopted the standard effective January 1, 2009. Based on the identified operating segments, which mainly represent the various operating companies, Delhaize Group established reportable segments, which aggregate its U.S. operating segments, as they are considered to have similar economic characteristics and exhibit similar long-term financial performance. This results in a geographical segmentation of the Group’s business, based on the location of customers and stores, which matches how Delhaize Group manages its operations. The Group concluded that IFRS 8 does not have an impact on the Group’s reportable segments as previously presented.

The Group also concluded that there have been no material changes in the total segment assets. In the past under IAS 14 guidance, Delhaize Group excluded from the business segments certain assets and liabilities (amongst others financial assets and liabilities and derivatives) and re-allocated them to the “Corporate and Unallocated” segment. The reporting to the Chief Operating Decision Maker does not include such re-allocations. Therefore the segment assets and liabilities are reported in line with internal reporting and total assets as shown in the consolidated balance sheet equal total segment assets. Segment information can be found on page 5 of this report.

•

Revised IAS 1 Presentation of Financial Statements: The revised standard introduced several changes to IAS 1, with the most significant being the requirement to separate owner and non-owner changes in equity and the introduction of the statement of comprehensive income, which contains all items of recognized income and expense, either in one or two statements. A consequence of these new requirements for the Group is that the “Consolidated Statements of Changes in Equity” is now presented outside of the notes as a primary statement. The Group continues presenting two statements, i.e., an “Income Statement” and a “Statement of Comprehensive Income.” The latter includes the related income tax and reclassification effects. All changes relate to presentation only and therefore, the implementation of the revised IAS 1 had no impact on the financial performance of the Group.

•

IFRIC 13 Customer Loyalty Programs: This interpretation requires customer loyalty credits to be accounted for as a separate component of the sales transaction in which they are granted. A portion of the fair value of the consideration received is allocated to the award credits and deferred. This is then recognized as revenue over the period that the award credits are redeemed. The Group maintains various loyalty points programs and concluded that the application of the interpretation had an immaterial impact on the consolidated financial statements.

Delhaize Group did not early adopt any new IFRS standards or interpretations which were issued after December 31, 2008 but were not yet effective as of the balance sheet date.

Business combinations

Acquisition of Knauf Center Schmëtt SA and Knauf Center Pommerlach SA

On January 2, 2009, Delhaize Group entered into an agreement to integrate two of its affiliated stores, based in Luxembourg, into its company-operated sales network. Delhaize Group acquired 100% of the shares and voting rights of these two companies for an acquisition price of EUR 25 million, subject to contractual adjustments.

Delhaize Group – Earnings Release – Second Quarter 2009	13 of 20

The purchase price allocation process has begun and the Group has recognized a provisional goodwill of EUR 21 million. The purchase accounting process is expected to be completed before year-end. The interim condensed consolidated financial statements include the revenues of Knauf Center Schmëtt SA and Knauf Center Pommerlach SA of EUR 25 million and net profit of EUR 1 million for the six months from the acquisition date.

Acquisition of four Prodas supermarkets

On March 13, 2009, Delhaize Group entered into an agreement, through its fully-owned subsidiary Mega Image, to acquire four stores operated under the banner Prodas in Bucharest. The acquisition price was EUR 6 million, subject to contractual adjustments. The acquisition was closed, after obtaining the approval from the Romanian antitrust authorities, on July 7, 2009 and will be included in the consolidated financial statements from that date.

Minority interest

Tender offer for shares of Delhaize Group’s Greek subsidiary Alfa-Beta Vassilopoulos

On May 18, 2009, Delhaize Group announced the launch of a voluntary tender offer for all the shares of its Greek subsidiary “Alfa-Beta” Vassilopoulos S.A. (“Alfa-Beta”) which were not yet held by any of the consolidated companies of Delhaize Group at a price of EUR 30.50 per Alfa-Beta share. On June 29, 2009, the offer price was increased to EUR 34.00 per share. The necessary regulatory approval was obtained on June 30, 2009.

In addition, on June 29, 2009 Delhaize Group announced that it had reached an agreement with two major shareholders of Alfa-Beta who would, subject to the noted increase in offer price and regulatory approval, sell their shares of approximately 12% in Alfa-Beta to Delhaize Group.

Delhaize Group accounts for these shares, in accordance with the Group’s accounting policies (applying the “parent entity extension” method). The difference between the consideration paid and the book value of the shares acquired has been recognized in goodwill and was EUR 41 million at June 30, 2009.

Prior to the tender offer Delhaize Group owned 8 310 614 shares or 65.27% of the voting rights of Alfa-Beta. During the acceptance period, which started on June 12, 2009 and ended on July 9, 2009, shareholders of Alfa-Beta tendered 2 680 324 shares in total, representing approximately 21.05% of the Alfa-Beta voting rights. At the end of the tender offer period, Delhaize Group held 89.56% of Alfa-Beta shares.

» Income Statement

Other operating income

Q2 2009	Q2 2008	(in millions of EUR)	H1 2009	H1 2008
8	6	Rental income	16	13
3	5	Recycling income	5	10
3	3	Services rendered to suppliers	5	7
-	2	Sale of businesses	-	3
1	1	Gain on sale of property, plant and equipment	2	1
1	1	Services rendered to wholesale customers	2	1
-	1	Return check services	1	2
2	2	Other	4	5
18	21	Total	35	42

Other operating expenses

Q2 2009	Q2 2008	(in millions of EUR)	H1 2009	H1 2008
(1)	(1)	Store closing and restructuring expenses	(3)	(2)
(1)	1	Impairment	(2)	1
(3)	(4)	Loss on sale of property, plant and equipment	(4)	(5)
(1)	-	Other	(2)	-
(6)	(4)	Total	(11)	(6)

Delhaize Group – Earnings Release – Second Quarter 2009	14 of 20

» Balance Sheet and Cash Flow Statement

Property, plant and equipment

During the first half of 2009, Delhaize Group added EUR 205 million in property, plant and equipment, including EUR 27 million in property under finance leases. The carrying amount of sales and disposals of property, plant and equipment for the same period was EUR 4 million.

Impairment of non-current assets

During the second quarter of 2009, Delhaize Group has recognized an impairment loss of EUR 1 million for eight Food Lion stores. Delhaize Group has not recorded any reversals of impairment losses. Total impairment charges recognized year-to-date were EUR 2 million.

Issuance and repurchase of equity securities

In the first half of 2009, Delhaize Group did not issue new shares or re-purchase any of its own shares. The Group used 117 027 treasury shares to satisfy stock options, of which 101 829 during the second quarter of 2009. Delhaize Group owned 797 689 treasury shares at the end of June 2009.

Dividends

At Delhaize Group’s shareholders’ meeting on May 28, 2009, Delhaize Group’s shareholders approved the distribution of a EUR 1.48 gross dividend per share for fiscal year 2008. After deduction of a 25% withholding tax, this resulted in a net dividend of EUR 1.11 per share. The 2008 dividend became payable to owners of Delhaize Group’s ordinary shares beginning on June 4, 2009 and to owners of Delhaize Group ADRs (American Depository Receipts) as of June 9, 2009.

Issuance, repurchases and repayments of debt

On February 2, 2009, Delhaize Group issued USD 300 million aggregate principal amount of Senior Notes with an annual interest rate of 5.875% due 2014. The Senior Notes were issued at a discount of 0.333% on the principle amount, with the net proceeds to be used for general corporate purposes, including the payment of maturing debt.

The Senior Notes contain a change of control provision allowing their holders to require Delhaize Group to repurchase their Senior Notes at 101% of the outstanding aggregate principal amount in the event of a change of control of Delhaize Group. The Senior Notes are not listed but have been offered to qualified investors pursuant to a registration statement filed by Delhaize Group with the U.S. Securities and Exchange Commission.

Simultaneously, Delhaize Group entered into a five-year, cross currency, fixed-for-fixed interest rate swap transaction to hedge the variability in the cash flows associated with the Senior Notes due to changes in the exchange rates. The Group has designated and documented this transaction as a cash flow hedge and has accounted for it as of the date of issuance.

On April 30, 2009, Delhaize Group’s convertible bond issued in 2004, with an outstanding balance of EUR 170 million at December 31, 2008, matured and was repaid.

On May 18, 2009, Delhaize Group’s Eurobond issued in 1999, with an outstanding balance of EUR 150 million at December 31, 2008, matured and was repaid.

» Related-Party Transactions

In June 2009, an aggregate number of 175 795 stock options and warrants and 39 159 restricted shares were granted to members of the Executive Management.

» Contingencies

Contingencies are materially unchanged from those described in Note 40 on page 113 of the 2008 Annual Report.

Delhaize Group – Earnings Release – Second Quarter 2009	15 of 20

» Share-based Payments

In June 2009, Delhaize Group granted 150 073 restricted stock unit awards and 301 882 warrants to associates of its U.S. operating companies under the “Delhaize Group 2002 Stock Incentive Plan.” The fair value for the restricted stock unit awards is USD 70.27 based on the share price at the grant date. The restricted stock unit awards will vest over a five-year period starting at the end of the second year after the award. The warrants were granted at an exercise price of USD 70.27, will vest ratably over a three-year period and expire ten years from the grant date. The fair value per warrant is USD 12.88 and was estimated at the date of grant using the Black-Scholes-Merton model with the following assumptions:

Expected dividend yield	2.55%
Expected volatility	26.26%
Risk-free interest rate	2.27%
Expected term in years	4.0

During June and July 2009, Delhaize Group granted 234 904 stock options to associates of its non-U.S. operating companies, at an exercise price of EUR 50.03. The options will vest over a three and a half year period and will expire seven years from the grant date. The fair value per option is based on the share price at the grant date, and amounts to EUR 11.34. The Black-Scholes-Merton model has been used to calculate the option fair value, using the following assumptions:

Expected dividend yield	2.51%
Expected volatility	28.54%
Risk-free interest rate	2.85%
Expected term in years	5.0

» Key Events After Balance Sheet Closing Date

As mentioned on page 15 above, Delhaize Group completed in July 2009, through its fully-owned subsidiary Mega-Image, the acquisition of four supermarkets operated under the Prodas banner.

Further, on July 9, 2009 the acceptance period of the tender offer on the Alfa-Beta shares ended. For details, we refer to the section “Minority interest” on page 15 of this report.

Finally, on July 13, 2009, Delhaize Group entered into an agreement with the German retail group Rewe for the sale of 100% of the shares of Delhaize Deutschland GmbH, which operates four stores in Germany. The sale agreement is subject to customary conditions and regulatory approval. The transaction is expected to close in the third quarter of 2009. The assets and liabilities of Delhaize Deutschland GmbH have been presented as “held for sale” since December 2008 and the corresponding income and expenses are shown as “Result from discontinued operations.”

Delhaize Group – Earnings Release – Second Quarter 2009	16 of 20

OTHER FINANCIAL AND OPERATING INFORMATION (UNAUDITED)

» Use of non-GAAP (Generally Accepted Accounting Principles) Financial Measures

Delhaize Group uses certain non-GAAP measures in its financial communication. Delhaize Group does not consider these measures as alternative measures to net profit or other financial measures determined in accordance with IFRS. These measures as reported by Delhaize Group may differ from similarly titled measures used by other companies. We believe that these measures are important indicators of our business and are widely used by investors, analysts and other interested parties. In the press release, the non-GAAP measures are reconciled to financial measures prepared in accordance with IFRS.

» Number of Stores

	End of 2008	End of Q1 2009	Change Q2 2009	End of Q2 2009	End of 2009 Planned
United States	1 594	1 586	+1(1)	1 587	1 605-1 610(2)
Belgium	775(3)	782	+7	789(4)	800-805
Greece	201	199	+4	203	217
Romania	40	40	-	40	48
Indonesia	63	63	+2	65	74
Total	2 673	2 670	+14	2 684	2 744-2 754
(1)	Including the opening or acquisition of 5 new stores, the closing of 2 stores that were relocated and the closing of 2 other stores.
(2)

In 2009, Delhaize Group expects to open 38 to 43 new supermarkets in the U.S. The Group plans to close 7 stores to be relocated and 20 other stores. This will result in a net increase of 11 to 16 stores to a total number of 1 605 to 1 610 stores at the end of 2009.

(3)	Including 40 stores in the Grand-Duchy of Luxembourg and the 4 stores in Germany which will be disposed when the sale to Rewe will be closed.
(4)	Including 41 stores in the Grand-Duchy of Luxembourg and the 4 stores in Germany which will be disposed when the sale to Rewe will be closed.

» Organic Revenue Growth Reconciliation

Q2 2009	Q2 2008	% Change	(in millions of EUR)	H1 2009	H1 2008	% Change
5 088	4 450	14.3%	Revenues	10 177	8 944	13.8%
(448)			Effect of exchange rates	(909)
4 640	4 450	4.3%	Revenues at identical exchange rates	9 268	8 944	3.6%
-	-		Divestitures	-	-
(9)	-		Acquisitions	(37)	-
4 631	4 450	4.1%	Organic sales growth	9 231	8 944	3.2%

» Free Cash Flow Reconciliation

Q2 2009	Q2 2008	(in millions of EUR)	H1 2009	H1 2008
153	133	Net cash provided by operating activities	523	394
(123)	(163)	Net cash used in investing activities	(238)	(369)
(3)	4	Net investment in debt securities	12	9
27	(26)	Free cash flow	297	34

Delhaize Group – Earnings Release – Second Quarter 2009	17 of 20

»	Net Debt Reconciliation

(in millions of EUR, except net debt to equity ratio)	June 30, 2009	December 31, 2008	June 30, 2008
Non-current financial liabilities	2 562	2 409	2 483
Current financial liabilities	339	522	225
Derivative liabilities	34	–	1
Derivative assets	(72)	(58)	(87)
Investment in securities - non-current	(133)	(123)	(107)
Investment in securities - current	(17)	(28)	(34)
Cash and cash equivalents	(435)	(320)	(258)
Net debt	2 278	2 402	2 223
Net debt to equity ratio	54.1%	57.3%	62.8%

»	Identical Exchange Rates Reconciliation

(in millions of EUR, except per share amounts)	Q2 2009			Q2 2008	2009/2008
	At Actual Rates	Impact of Exchange Rates	At Identical Rates	At Actual Rates	At Actual Rates	At Identical Rates
Revenues	5 088	(448)	4 640	4 450	14.3%	4.3%
Operating profit	244	(25)	219	194	25.8%	13.1%
Net profit from continuing operations	127	(12)	115	113	12.5%	1.8%
Basic EPS from continuing operations	1.25	(0.12)	1.13	1.14	9.9%	(0.8%)
Net profit (Group share)	125	(12)	113	116	7.6%	(2.8%)
Basic earnings per share	1.26	(0.13)	1.13	1.17	7.2%	(3.2%)
Free cash flow	27	10	37	(26)	(209.3%)	(241.1%)

(in millions of EUR, except per share amounts)	H1 2009			H1 2008	2009/2008
	At Actual Rates	Impact of Exchange Rates	At Identical Rates	At Actual Rates	At Actual Rates	At Identical Rates
Revenues	10 177	(909)	9 268	8 944	13.8%	3.6%
Operating profit	491	(51)	440	400	22.9%	10.1%
Net profit from continuing operations	254	(25)	229	218	16.3%	4.9%
Basic EPS from continuing operations	2.51	(0.25)	2.26	2.17	16.0%	4.5%
Net profit (Group share)	252	(25)	227	218	15.4%	4.0%
Basic earnings per share	2.53	(0.26)	2.27	2.20	15.0%	3.6%
Free cash flow	297	(4)	293	34	776.5%	760.7%
(in millions of EUR)	June 30, 2009			December 31, 2008	Change
Net debt	2 278	13	2 291	2 402	(5.3%)	(4.7%)

Delhaize Group – Earnings Release – Second Quarter 2009	18 of 20

CERTIFICATION OF RESPONSIBLE PERSONS

The undersigned Pierre-Olivier Beckers, President and Chief Executive Officer of Delhaize Group, and Stéfan Descheemaeker, Chief Financial Officer of Delhaize Group, confirm that to the best of their knowledge:

a)        these interim condensed consolidated financial statements for the six month period ending June 30, 2009 are prepared in accordance with IFRS (International Financial Reporting Standards) and give, in all material respects, a true and fair view of the consolidated financial position and consolidated results of Delhaize Group and of its subsidiaries included in the consolidation;

b)        the interim financial report gives, in all material respects, a true and fair view of all important events and significant transactions with related parties that have occurred in the first six months of the fiscal year 2009 and their effects on the summary financial statements, as well as an overview of the most significant risks and uncertainties with which we are confronted.

Brussels, August 5, 2009

Pierre-Olivier Beckers	Stéfan Descheemaeker
President and CEO	Executive Vice President and CFO

REPORT OF THE STATUTORY AUDITOR

We have performed a limited review of the accompanying condensed consolidated income statements, statements of comprehensive income, balance sheets, statements of cash flows, statements of changes in shareholders’ equity and selected explanatory notes (jointly the “interim financial information”) of Delhaize Brothers and Co “The Lion” (Delhaize Group) SA (“the Company”) and its subsidiaries (jointly “the Group”) for the six months period ended 30 June 2009. The Board of Directors of the Company is responsible for the preparation and fair presentation of this interim financial information. Our responsibility is to express a conclusion on this interim financial information based on our review.

The interim financial information has been prepared in accordance with IAS 34, “Interim Financial Reporting” as adopted by the EU.

Our limited review of the interim financial information was conducted in accordance with the recommended auditing standards on limited reviews applicable in Belgium, as issued by the “Institut des Reviseurs d’Entreprises/Instituut der Bedrijfsrevisoren.” A limited review consists of making inquiries of Group management and applying analytical and other review procedures to the interim financial information and underlying financial data. A limited review is substantially less in scope than an audit performed in accordance with the auditing standards on consolidated annual accounts as issued by the “Institut des Reviseurs d’Entreprises/Instituut der Bedrijfsrevisoren.” Accordingly, we do not express an audit opinion.

Based on our limited review, nothing has come to our attention that causes us to believe that the interim financial information for the six months period ended 30 June 2009 is not prepared, in all material respects, in accordance with IAS 34 Interim Financial Reporting as adopted by the EU.

RISKS

In accordance with Article 13 of the Belgian Royal Decree of November 14, 2007, Delhaize Group states that the fundamental risks confronting the Company are materially unchanged from those described on the pages 58 through 61 of the 2008 Annual Report. On a regular basis, the Board of Directors and Company management evaluate the business risks that confront Delhaize Group.

Delhaize Group – Earnings Release – Second Quarter 2009	19 of 20

DEFINITIONS

•

Basic earnings per share: profit or loss attributable to ordinary equity holders of the parent entity divided by the weighted average number of shares outstanding during the period. Basic earnings per share are calculated on profit from continuing operations less minority interests attributable to continuing operations, and on the group share in net profit

•	Comparable store sales: sales from the same stores, including relocations and expansions, and adjusted for calendar effects
•

Diluted earnings per share: is calculated by adjusting the profit or loss attributable to ordinary equity shareholders and the weighted average number of shares outstanding for the effects of all dilutive potential ordinary shares, including those related to convertible instruments, options or warrants or shares issued upon the satisfaction of specified conditions

•	Free cash flow: cash flow before financing activities, investment in debt securities and sale and maturity of debt securities
•	Net debt: non-current financial liabilities, plus current financial liabilities and derivatives liabilities, minus derivative assets, investments in securities, and cash and cash equivalents
•	Net financial expenses: finance costs less income from investments
•	Organic revenue growth: sales growth, excluding sales from acquisitions and divestitures, at identical currency exchange rates
•	Outstanding shares: the number of shares issued by the Company, excluding treasury shares
•

Weighted average number of shares: number of shares outstanding at the beginning of the period less treasury shares, adjusted by the number of shares cancelled, repurchased or issued during the period multiplied by a time-weighting factor

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, statements about strategic options, future strategies and the anticipated benefits of these strategies, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance,” “outlook,” “projected,” “believe,” “target,” “predict,” “estimate,” “forecast,” “strategy,” “may,” “goal,” “expect,” “anticipate,” “intend,” “plan,” “foresee,” “likely,” “will,” “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate or convert stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s most recent Annual Report on Form 20-F and other filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

Delhaize Group – Earnings Release – Second Quarter 2009	20 of 20

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: August 10, 2009	By:	/s/ G. Linn Evans
G. Linn Evans
Vice President